Exhibit 1.3

Explanatory report by the Directors pursuant to Ministerial Decree No. 437 of  5 November 1998 and to Article 72, first paragraph, of Consob Regulation No. 11971 of  14 May 1999 as subsequently amended

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Pirelli & C. Real Estate S.p.A. securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Pirelli & C. Real Estate S.p.A. securities are intended to be made available within the United States in connection with the reorganization pursuant to an exemption from the registration requirements of the Securities Act.

*** *** ***

The business combination described herein relates to the securities of a foreign company. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Pirelli & C. Real Estate S.p.A. and Pirelli & C. S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The materials attached herein may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements may appear in a number of places in the materials attached herein and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and global business, market share, financial results and other aspects of the activities and situation relating to Pirelli & C. Real Estate S.p.A.  Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.  Readers are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of the materials. Pirelli & C. S.p.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of the materials.

Voluntary reduction of the share capital for an amount no higher than Euro 329,620,911.48, pursuant to article 2445 of the Italian civil code, to be carried out through the proportional assignment of n. 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. held by the company to the current ordinary and savings shareholders of the Company; preliminary and subsequent amendments to Article 5 of the by-laws; related resolutions.

Dear Sirs,

the transaction submitted to your approval involves the voluntary reduction of the share capital of Pirelli & C. S.p.A. (hereafter “Pirelli & C.” or the “Company”) for an amount no higher than Euro 329,620,911.48, pursuant to Article 2445 of the Italian Civil Code, to be carried out through the assignment of 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. (hereafter “Pirelli RE”), representing nearly all the Pirelli RE ordinary shares held by the Company, to the current ordinary and savings of Pirelli & C. shares in proportion to their shareholding in the share capital of the Company.

On a preliminary basis, you should note that:

the Extraordinary Shareholders’ Meeting of Pirelli & C., called on 14 July 14 2010 on first call and on 15f July 2010 on second call, shall  resolve upon the following matters, as respectively first and second items on the relevant agenda:

(i)	the cancellation of the par value of the ordinary and savings shares of the Company;

(ii)
the reverse stock split grouping the ordinary and savings shares of the Company in a ratio of 1 new ordinary or savings share, with no par value, with regular entitlement, for every 11 Pirelli & C. ordinary or savings shares held, and

(iii)	the amendments to the By-laws subsequent to the resolutions proposed under (i) and (ii) above.

For more details on the proposed resolutions referred to under the preceding points, see the Explanatory Report available to the public in accordance with the legal timeframe and terms.

The resolution to reduce the share capital through the assignment of the Pirelli RE shares held by Pirelli & C. to the ordinary and savings shareholders of Pirelli & C., as outlined by this Report, if approved by the Extraordinary Shareholders’ Meeting, shall be based on and carried out further to the effectiveness of the resolutions adopted by the Extraordinary Shareholders’ Meeting of Pirelli & C. under (i), (ii) and (iii) above, and, therefore, further to the cancellation of the par value of the ordinary and savings shares of the Company and the reverse stock split.

1.	THE PROPOSAL OF VOLUNTARY REDUCTION OF THE SHARE CAPITAL AND ITS RELEVANT UNDERLYING REASONS

Strategic reasons

The assignment of Pirelli RE shares to the ordinary and savings shareholders of the Company occurs within the context of the operating optimisation and rationalisation plan begun in 2008 and continued throughout 2009, as well as along the strategic path outlined in the three-year industrial plan for 2009-2011 and focused on the core industrial activities in the tyre industry.

This transaction is specifically aimed at separating the industrial activities controlled by Pirelli RE from the other businesses performed by the Pirelli Group, in order to focus the industrial activities of the Company in the tyre sector, while also enabling the Company’s shareholders, who are already indirect investors in the Real Estate business, to take a direct equity interest in Pirelli RE.

Under the current corporate structure, in fact, the Pirelli Group is engaged in a broad range of industrial activities, which have already been managed separately by Pirelli & C. and Pirelli RE. The current configuration, on one hand, limits both the strategic flexibility (acquisitions, alliances and partnerships) and the financial flexibility (capital market) of the Pirelli Group, in particular with respect to the tyre business; on the other hand, such configuration is not appreciated by the market, which favours the separation of the activities belonging to different industries. In the light of such characteristics, in its valuation of Pirelli & C. as the holding company, the market applies a significant discount to the value obtained from the sum of the single businesses it controls.

Therefore, the separation of the industrial activities controlled by Pirelli RE would complete the focusing process on the core industrial activities in the tyre sector, allowing Pirelli Tyre S.p.A. – which would reacquire its traditional central role in the Pirelli Group – to access a broader pool of resources to further support the achievement of the development objectives described in the Industrial Plan, such as (i) the increase of its productive capacity in emerging markets, in order to meet the increasing demand with stronger growth perspectives after the crisis, (ii) significant investments in research and technology, also through technological partnerships with centres of excellence; and (iii) an increase in the distributive penetration in both the Industrial and the Consumer segments.

As to the market profiles, the focus of the Pirelli Group on the tyre industry, by optimising and simplifying the structure of the company, as well as making the economic and financial information on the Pirelli Group more easily accessible, would also have the advantage of further reducing the trading discount applied by analysts and investors in the valuation of Pirelli & C. as a holding company, while at the same time attracting more attention from analysts and institutional investors specialised in the auto motive/tyre industry on Pirelli & C. shares, which should also be able to benefit from greater coverage in both quantitative and qualitative terms.

Finally, the clear separation of the two industrial activities would improve the market’s comprehension and perception of the specific skills and capacities of the Company’s management in the tyre industry.

Financial considerations

From a financial perspective, the separation from Pirelli RE would allow the Pirelli Group, and in particular Pirelli Tyre S.p.A., to benefit from an immediate positive effect on the gross indebtedness of the Pirelli Group, which after the deconsolidation of Pirelli RE would be reduced by a total amount equal to approximately Euro 420 million. The increased borrowing capacity would in fact allow the Company to respond effectively to the current conditions of uncertainty and difficulty in the markets, as well as favour the possibility to catch both internal and external growth opportunities. The reduction of the gross indebtedness would also have the further positive effect of favouring the access conditions to the capital market for the Pirelli Group, with particular reference to the bond market.

In respect of the current consolidated bank indebtedness of Pirelli RE, which amounted approximately to Euro 404.5 million as of 31 March 2010, the lending banks whose contracts include early repayment clauses to be triggered should Pirelli RE leave the Pirelli Group and thus Pirelli & C. cease to control it, have given their consent to the execution of the transaction.

In this context it should be noted that, even upon indication of the pool of banks of the Euro 320 million loan granted to Pirelli RE, for the purposes of the approval of the transaction by the same banks, it is provided that Pirelli & C. will enter into a Euro 150 million revolving credit line with Pirelli RE, further to the expiration of the equivalent credit line granted by Pirelli to Pirelli RE in November 2008 (as of the date of this Report). It is foreseen that this credit line will rank pari passu with the credits of the lending banks comprising the pool – and, therefore, the Company’s credit will no longer be subordinated to the other creditors of Pirelli RE, while at the same time it will benefit from a higher return than the current one - and it will be governed by terms and conditions in line with the market practice.

The expiration of the above mentioned credit line will be calibrated on the loan granted by the banks to Pirelli RE and, therefore, extended to July 2012 or February 2013, if upon occurrence of certain circumstances, the expiration of the loan itself will be postponed. The expiration of the credit line granted by Pirelli & C. will be also postponed until 31 July 2015 or 31 July 2017 in case of non-compliance with certain financial covenants and/or should Pirelli RE fail to reach certain economic and financial targets as specified in the Euro 320 million loan agreement with the banks.

Finally, it should be noted that the counterparties of Pirelli RE in its real estate joint ventures – whose agreements provide for call or put options on the joint ventures or on the relevant assets if Pirelli RE leaves the Pirelli Group – have agreed not to trigger such options. As of the date of this Report, the relevant negotiations with Merrill Lynch are in course.

Legal aspects

In the strategic scenario outlined above, the separation transaction can take place through the assignment to the ordinary and savings shareholders of Pirelli & C. of nearly all the ordinary shares of Pirelli RE held by the Company, representing approximately 58% of its share capital, to be carried out through a reduction of the share capital of Pirelli & C. for an amount corresponding to the aggregate value of the stake being assigned.

The above mentioned reduction of the share capital would also be appropriate to adjust the Company’s share capital to the new operational configuration it will assume after the separation of the industrial activities carried out by Pirelli RE.

The reduction of the share capital, if approved, will be achieved through the proportional assignment of 487,231,561 Pirelli RE ordinary shares, equal to nearly all the Pirelli RE shares in the Company’s portfolio, to the shareholders of the Company. The decision not to assign all the shares held (487,798,972 shares) is only due to technical reasons, in order to determine an assignment ratio that does not leave fractions.

The shares will be distributed to the shareholders in a ratio of 1 Pirelli RE share for every Pirelli & C. ordinary or savings share held, after the approval of the reverse stock split provided as second item on the agenda.

It should be noted that the actual amount of the reduction of the share capital, as more detailed in paragraph 4 of this Report, will be determined at the date of the Extraordinary Shareholders’ Meeting as the amount equivalent to the value of the Pirelli RE stake being assigned, on the basis of the price of Pirelli RE shares on the open stock exchange day preceding the date of the Shareholders’ Meeting.  In any event, the amount of the reduction will not exceed the value at which the Pirelli RE stake being assigned is accounted for in the financial statements of the Company as of 31 December 2009 (equal to Euro 329,620,911.48).

Therefore, the proposal submitted to the Extraordinary Shareholders’ Meeting shall be updated in respect of this Report, with the insertion of the actual amount of the reduction of the share capital determined in accordance with the above criteria.

2.           ASSETS TO BE ASSIGNED

Pirelli RE, a company whose ordinary shares are admitted to trading on the MTA (Mercato Telematico Azionario – Telematic Stock Exchange) organised and managed by Borsa Italiana S.p.A. since 2002, is one of the major real estate management companies in Italy and Europe, operating in Italy, Germany and Poland.

Pirelli RE is a fund & asset manager that enhances the value and manages real estate portfolios on behalf of third-party investors using a distinctive model based on the integration of specialist property services (Agency, Development Management and Property) instrumental to its management activities (Fund & Asset Management).

As of the date of this Report, the share capital of Pirelli RE is equal to Euro 420,585,888.50, divided into 841,171,777 ordinary shares of par value  equal to Euro 0.5, listed on the Blue Chip segment of the MTA.

On the basis of the information available to the public and the Company, Pirelli & C. is the only Pirelli RE shareholder holding more than 2% of the share capital. In particular, as of the date of this Report, the Company holds Pirelli RE shares representing approximately 58% of the share capital (487,798,972 ordinary shares).

Pursuant to Article 8 of the Pirelli RE By-laws, every shareholder has the right to one vote at the shareholders' meeting for every share owned.

Pursuant to article 24 of the Pirelli RE By-laws, the income for the year, after allocation of 5% (five per cent) thereof to the legal reserve until it equals one fifth of share capital, shall be allocated amongst the shareholders in proportion to the shares that they own, unless otherwise decided by the shareholders' meeting.

The ordinary shares of Pirelli RE to be assigned to the ordinary and savings shareholders of Pirelli & C. shall have regular entitlement.

3.           SHAREHOLDING STRUCTURE OF PIRELLI RE AFTER THE ASSIGNMENT

The table below shows, on the basis of the communications received and the information available to the Company as of the date of this Report, the shareholdings held by persons who hold, directly or indirectly, shares representing more than 2% of the ordinary share capital of Pirelli & C.

	N. ordinary shares Pirelli &C.	% on Pirelli & C. share capital
MARCO TRONCHETTI PROVERA Of which directly n. 13,764 (0%) And indirectly through:	1,370,735,560	26.19
- Camfin S.p.A.(*) – n. sh.1,369,504,398 (26.17%)
- Cam Partecipazioni S.p.A. – n. sh. 1,217,398 (0.02%)
ASSICURAZIONI GENERALI S.p.A.(*) Of which directly n. 113,926,593 (2.18%) And indirectly through:	287,045,437	5.49
- Ina Assitalia S.p.A.(*) - – n. sh. 104,949,245 (2.00%)
- Generali Vie S.A.(*) – n. sh. 57,400,000 (1.10%)
- Alleanza Toro Assicurazioni S.p.A. – n. sh. 9,888,007 (0.19%)
- Intesa Vita S.p.A. – n. sh. 842,952 (0.02%)
- Genertel Life S.p.A. – n. sh. 38,640 (0%)
EDIZIONE S.r.l.(*)	249,756,728	4.77
MEDIOBANCA S.p.A.(*)	241,144,264	4.61
ALLIANZ S.E. Of which indirectly through:	236,456,434	4.52
- Allianz S.p.A.(*) – n. sh. 236,391,434 (4.52%)
- Creditras Vita S.p.A. – n. sh. 65,000 (0%)
PREMAFIN FINANZIARIA S.p.A. Of which indirectly through:	234,548,202	4.48
- Fondiaria – S.A.I. S.p.A.(*) – n. sh. 233,072,874 (4.45%)
- Milano Assicurazioni S.p.A. – n. sh. 1,325,996 (0.03%)
- Popolare Vita S.p.A. – n. sh. 149,332 (0%)
 (*) members of the Pirelli & C. Block Shares Syndicate.

The table below, on the other hand, shows the ordinary Pirelli RE shares that, considering the potential reverse stock split, will be attributed to the shareholders holding, as of the date of this Report, directly or indirectly, more than 2% of the ordinary share capital of Pirelli & C., if the capital reduction transaction described in this Report is approved by the Extraordinary Shareholders’ Meeting.

	N. ordinary shares Pirelli RE	% on Pirelli RE share capital
MARCO TRONCHETTI PROVERA Of which directly n. 1,251 (0%) And indirectly through:	124,612,323	14.81
- Camfin S.p.A. – n. sh. 124,500,399 (14.80%)
- Cam Partecipazioni S.p.A. – n. sh. 110,672 (0.01%)
ASSICURAZIONI GENERALI S.p.A. Of which directly n. 10.356.963 (1,23%) And indirectly through:	26,095,039	3.10
- Ina Assitalia S.p.A – n. sh. 9,540,840 (1.13%)
- Generali Vie S.A. – n. sh. 5,218,181 (0.62%)
- Alleanza Toro Assicurazioni S.p.A. – n. sh. 898,909 (0.11%)
- Intesa Vita S.p.A. – n. sh. 76,632 (0%)
- Genertel Life S.p.A. – n. sh. 3,512 (0%)
EDIZIONE S.r.l.	22,705,157	2.70
MEDIOBANCA S.p.A.	21,922,205	2.61
ALLIANZ S.E. Of which indirectly through:	21,496,039	2.55
- Allianz S.p.A.– n. sh. 21,490,130 (2.55%)
- Creditras Vita S.p.A. – n. sh. 5,909 (0%)
PREMAFIN FINANZIARIA S.p.A. Of which indirectly through:	21,322,563	2.53
- Fondiaria – S.A.I. S.p.A. – n. sh. 21,188,443 (2.52%)
- Milano Assicurazioni S.p.A. – n. sh. 120,545 (0.01%)
- Popolare Vita S.p.A. – n. sh. 13,575 (0%)

It should be noted that the information reported in the table above does not take into account the increase of the share capital without pre-emptive rights of Pirelli RE pursuant to Article 2443 of the Italian Civil Code to be submitted to the Extraordinary Shareholders’ Meeting of Pirelli Re called for 15 July 2010 on first call and for 16 July on second call. In particular, the Extraordinary Shareholders’ Meeting of Pirelli RE will be called to resolve upon the proposal to grant the Board of Directors of Pirelli RE, pursuant to Article 2443 of the Italian Civil Code, the proxy to call for a paid-in capital increase of Pirelli RE, in tranches and separately, within and not later than one year from the date of the shareholders’ resolution up to a maximum amount equal to  10% of the existing share capital, and in any event for a maximum amount not exceeding Euro 42,058,588.85, by issuing ordinary shares having nominal value of Euro 0.5 each, with regular entitlement, to be subscribed by one or more Italian and/or foreign primary financial and/or industrial investors, with exclusion of the pre-emptive rights pertaining to the shareholders, provided that the issue price corresponds to the market value and that such correspondence is confirmed by a specific report by the external auditors pursuant to Article 2441, fourth paragraph, last sentence, of the Italian Civil Code. In this context, it should be noted that on 3 May 2010, Mediobanca – Banca di Credito Finanziario S.p.A. and UniCredit S.p.A. have confirmed their availability to underwrite a capital increase of Pirelli RE for a total amount equal to Euro 20,000,000.00, equally divided between them (Euro 10,000,000.00 each), on the basis of terms and conditions to be agreed at a later or closer to the date of the separation of Pirelli RE from Pirelli &C.

It should also be noted that the Company, as announced to the market on 4 May  2010, has been informed that, also upon specific request of the lending banks financing Pirelli RE, some of the members  to the Pirelli & C. shareholders’ agreement, namely Assicurazioni Generali S.p.A., Camfin S.p.A., Edizione S.r.l., Intesa Sanpaolo S.p.A., Massimo Moratti and Mediobanca Banca di Credito Finanziario S.p.A. (the last one only for the Pirelli RE shares it will obtain following the reduction of the share capital of Pirelli & C. described in this Report but not for the subscribed shares in the context of  the above mentioned Pirelli RE share capital increase) have expressed their intention to enter into a block shareholders’ agreement aimed at favouring the stability of the Pirelli RE shareholding structure after the transaction. UniCredit S.p.A. has also expressed its availability to enter into the above mentioned shareholders’ agreement, bringing all the Pirelli RE shares it holds upon completion of the transaction described herein, including those obtained from the subscription of the aforementioned Pirelli RE share capital increase. Should such capital increase actually be subscribed, given the total number of shares involved, the conditions triggering the obligation to make a tender offer on the Pirelli RE shares would in no case be met.  Moreover it is expected that, after the execution of the above mentioned shareholders’ agreement, no subject will exercise control over Pirelli RE pursuant to Article 93 of Legislative Decree No. 58 of 24 February 1998.

4.           ACCOUNTING EFFECTS OF THE REDUCTION

In accounting terms, the assignment of Pirelli RE shares to the shareholders represents a distribution of non-cash assets to the Company’s shareholders.

The accounting treatment of this transaction must be carried out within the scope of IFRIC interpretation 17 “Distribution of non-cash assets to owners”(1), which provides the following:

•
The relevant liability must be accounted as an amount owed to the shareholders, determined on the basis of the fair value of the asset to be assigned to the shareholders against the distribution of the Company’s shareholding in Pirelli RE and the subsequent capital reduction. Such liabilities must be accounted “when the dividend is adequately authorised and is no longer at the discretion of the entity” and, thus, in the case of the proposed transaction, as of the date of the relevant resolution by the Extraordinary Shareholders’ Meeting.

•
As of the date of the relevant resolution by the Extraordinary Shareholders’ Meeting, the Company must record the relevant liabilities as an amount owed to the shareholders equal to the fair value of the Pirelli RE shares assigned, determined on the basis of the official market price of the Pirelli RE shares on the trading day preceding the date of the Shareholders’ Meeting.

•
the stake to be assigned will be classified as “held for sale/distribution” and if necessary aligned to the official trading price on such date, determining a loss in the income statement pursuant to IFRS 5, should such value be lower than the book value of the stake.

•
As of the date of the actual assignment of the Pirelli RE shares to the shareholders (and, therefore, without prejudice to the provisions of Article 2445, paragraph 4 of the Italian Civil Code, ninety days after registration of the resolution of the shareholders in the Companies’ Register), the Company should re-determine the relevant liability on the basis of the official trading price of the Pirelli RE shares on such date (with a change in net equity as counter entry), recognising in the income statement any positive or negative difference between the net book value of the Pirelli RE shares and their fair value on such date.

(1) IFRIC 17 is an interpretation published by the International Financial Reporting Interpretations Committee on 27 November 2008 and entered into force on 1st January 2010, which provides clarification and direction for the accounting treatment of non-cash assets to the shareholders of a company.

The tables below show the pro-forma consolidated balance sheet and income statement of Pirelli & C. as of 31 December 2009, including the retroactive effects of the transaction described herein.

		Pro-forma adjustments
CONSOLIDATED BALANCE SHEET Amounts in ‘000 Euro	Financial statements at 31 December 2009 – Historical data	Deconsolidation Pirelli RE	Adjustments	Pro Forma Financial Statements at 31 December 2009
Tangible assets	1,727,391	(17,707)		1,709,684
Intangible assets	1,047,474	(164,013)	(32.910)	850,551
Holdings in affiliated enterprises and joint ventures	593,237	(458,255)	198	135,180
Other financial assets	228,106	(17,311)	254	211,049
Deferred tax assets	91,164	(28,474)		62,690
Other receivables	557,230	(421,351)		135,879
Tax receivables	9,578			9,578
Non-current assets	4,254,180	(1,107,111)	(32,458)	3,114,611
Inventory	678,977	(96,637)		582,340
Trade receivables	735,792	(146,671)	10,181	599,302
Other receivables	197,144	(64,172)	76,191	209,163
Securities held for negotiation	161,024	-		161,024
Cash and banks	632,113	(33,206)		598,907
Tax receivables	41,464	(31,542)	3,519	13,441
Derivative financial instruments	26,567	-		26,567
Current assets	2,473,081	(372,228)	89,891	2,190,744
Total assets	6,727,261	(1,479,339)	57,433	5,305,355

Group Shareholders' Equity	2,175,023	(378,954)	(32,458)	1,763,611
Minority interests	319,648	(284,128)		35,520
Total net equity	2,494,671	(663,082)	(32,458)	1,799,131
Owed to banks and other lenders	1,505,805	(357,164)		1,148,641
Other payables	34,008	(8,642)		25,366
Provisions for risks and charges	167,793	(26,949)		140,844

Deferred taxation provision	44,000	(1,249)		42,751
Personnel provision	451,880	(15,372)		436,508
Tax payables	10,037	(21)		10,016
Non-current liabilities	2,213,523	(409,397)	-	1,804,126
Owed to banks and other lenders	289,305	(132,372)	72,445	229,378
Trade payables	987,873	(137,031)	10,181	861,023
Other payables	491,035	(89,389)	3,746	405,392
Provisions for risks and charges	130,783	(24,220)		106,563
Tax payables	43,918	(23,007)	3,519	24,430
Derivative financial instruments	76,153	(841)		75,312
Current liabilities	2,019,067	(406,860)	89,891	1,702,098
Total Liabilities and Shareholders’ Equity	6,727,261	(1,479,339)	57,433	5,305,355

CONSOLIDATED INCOME STATEMENT
Amounts in ‘000 Euro
		Pro-forma adjustments
	Financial statements at 31 December 2009 – Historical data	Deconsolidation Pirelli RE	Adjustments	Pro Forma Financial statements at 31 December 2009
Revenues from sales and services	4,462,207	(271,714)	8,106	4,198,599
Other income	174,915	(37,412)	13,523	151,026
Changes in inventories of unfinished and semi-finished products	(116,921)	7,778		(109,143)
Raw materials and consumables used (net of stock changes)	(1,399,399)	24,276		(1,375,123)
Personnel costs	(1,053,732)	94,569		(959,163)
Amortisation, depreciation and write-downs	(231,455)	11,247		(220,208)
Other expenses	(1,620,896)	207,524	(21,263)	(1,434,365)
Increase in assets under construction	2,681	-		2,681
EBIT	217,400	36,268	366	254,034
Profit from shareholdings	(56,735)	45,138	(62)	(11,659)
34.1	- share of earnings of affiliated companies and joint ventures	(61,160)	61,386	(62)	164
34.2	- profits from shareholdings	33,424	(15,529)		17.895
34.3	- losses on shareholdings	(36,700)	81		(36.619)
34.4	- dividends	7,701	(800)		6.901
Financial income	372,950	(33,243)	13,091	352,798
Financial charges	(458,304)	48,823	(8,049)	(417,530)
Pre-tax earnings	75,311	96,986	5,346	177,643
Taxation	(97,897)	7,858		(90,039)

Earnings after taxation from current business activities	(22,586)	104,844	5,346	87,604
Attributable to:
Equity holders of the parent company	22,745	60,568	5,346	88,659
Minority interests	(45,331)	44,276	-	(1,055)

It should be noted that the transaction will cause an economic result in the consolidated financial statements of Pirelli & C., composed as follows:

•	the difference between the fair value of the Pirelli RE shares being assigned (equivalent to the market value) and the book value of the stake as of the date of assignment;

•	the write off of the goodwill recorded in the consolidated financial statements of Pirelli & C. and allocated to Pirelli RE;

•	the transfer to income statement of the profits/losses directly recorded in equity in the consolidated financial statements of Pirelli RE as of the date of assignment.

5.           EXECUTION MODALITIES OF THE REDUCTION

In respect of the execution modalities, the transaction will be executed after the cancellation of the par value of the Company’s shares provided as the first item on the agenda and will not involve the cancellation of the Company’s shares, but a decrease in the relevant implied book value.

From a procedural perspective, pursuant to Article 2445, paragraph 3 of the Italian Civil Code, the execution of the share capital reduction may only take place, after a ninety-day period has elapsed since the resolution of the Extraordinary Shareholders’ Meeting was registered in the Companies’ Register, provided that no creditor of the Company prior to such registration has raised any objection to the transaction within such term. Pursuant to Article 2445, paragraph 4 of the Italian Civil Code, if oppositions are filed within this term, the Court may order that the transaction should still take place if it believes that the detriment to the creditors is unfounded or if the Company has provided a suitable guarantee.

The Pirelli RE shares will be assigned to the entitled shareholders on the first open stock exchange Monday following the expiry of the period of time granted to the Company’s creditors pursuant to Article 2445 of the Italian Civil Code to oppose the share capital reduction, or any other different day agreed with the competent Authorities; the date of assignment will in any event be communicated to the shareholders of Pirelli & C. through a specific press release as well as by means of a notice to be published on “Il Sole24Ore”.

The Pirelli RE shares will be assigned to the entitled shareholders through the Monte Titoli S.p.A. centralised management system, in accordance with the procedures and the instructions that will be communicated to the ordinary and savings shareholders of Pirelli & C. with the modalities described above.

As for the treasury shares held by Pirelli & C. (3,867,500 ordinary shares and 4,491,769 savings shares as of the date of this Report), such shares will not benefit from the right of assignment which will be attributed proportionally to the ordinary and savings shareholders of the Company in the ratio of assignment of 1 Pirelli RE share for every ordinary or savings Pirelli & C. share held further to the approval of the reverse stock split provided as second item of the agenda. Moreover, as an effect of the above assignment ratio and the number of shares to be assigned, at the end of the transaction the Company will remain in possession of 567,411 Pirelli RE shares, representing approximately 0.1% of the share capital.

In respect of the stock option plans named “Pirelli to People” and “Group Senior Executives”, the share capital reduction and, in particular, the reimbursement to the shareholders, pursuant to the regulation of these plans, will result in a change in the relevant exercise price which may be accurately indicated at the time of the Extraordinary Shareholders’ Meeting, since it depends on the total amount of the capital reduction.

Considering that the Company’s By-laws currently in force does not expressly provide the possibility of reducing the share capital by distributing non-cash assets to the shareholders, it will be necessary to amend accordingly Article 5 of the By-laws so to include such additional type of reimbursement before submitting the relevant proposal to reduce the share capital to the Extraordinary Shareholders’ Meeting.

It is also proposed to add a new sixth paragraph to Article 5, in order to take into account the proposed resolution to reduce the share capital as indicated in paragraph 7 of this Report.

Finally, it should be noted that the proposed amendments to the Company’s By-laws do not grant any right of withdrawal to the shareholders who did not participate to the resolutions concerning such amendments.

In particular, the execution modalities of the transaction do not require any change to the rights attached to the savings shares. As already indicated, if the proposal to cancel the par value of the shares referred to in the first item on the agenda of the Extraordinary Shareholders’ Meeting is approved, the dividend privileges attached to these shares will be adjusted on the date of execution of the transaction to a fixed value (Euro 0.29 or, in case the reverse stock split transaction is approved, Euro 3.19); this fixed value will thus be unaffected by the change in the implied book value of the Company’s shares after the reduction of the Company’s share capital.

Moreover, the resolution to reduce the share capital and the related amendments to the By-laws do not require to be submitted for approval to a special meeting of the savings shareholders, pursuant to Article 146, paragraph 1, letter b) of Legislative Decree no. 58 of 24 February 1998, as the rights of the savings shareholders are not impaired or prejudiced in any way.

6.           TAX TREATMENT OF THE TRANSACTION

Any capital loss that Pirelli & C. might record after the assignment of the Pirelli RE shares will not be deductible for the purposes of corporate income tax (IRES) or the regional tax on productive activities (IRAP).

As of 31 December 2009 there was a currency revaluation reserve equal to Euro 32,406,986.00 in the share capital of Pirelli & C., allocated to the share capital over previous years. From an exclusively tax perspective, reductions of share capital resolved after the allocation to capital of untaxed currency revaluation reserves must be allocated to these reserves, which are considered profits for tax purposes (Article 24, paragraph 3 of Law No. 576 of 2 December 1975; Article 8, paragraph 3 of Law No. 72 of 19 March 1983).

Therefore, the reduction of the share capital of Pirelli & C. through the assignment of the Pirelli RE shares will be considered to be drawn for an amount equal to Euro 32,406,986, preferentially from the part of the share capital that corresponds to this revaluation reserve and, for the remaining part, whose actual amount will be determined on the date of assignment on the basis of the fair value of the Pirelli RE shares, by the other components of the share capital.

The value for fiscal purposes of the Pirelli RE shares to be assigned to the Pirelli & C. shareholders will be determined as equal to the normal value of the Pirelli RE shares determined, as provided in point 4., letter a) of article 9 of D.P.R. (Presidential Decree) No. 917 of 22 December 1986, from the arithmetic mean of the prices of Pirelli RE shares registered in the month preceding the date of assignment.

Such normal value of the Pirelli RE shares, for a percentage corresponding to the reduction of the share capital of Pirelli & C. that, for tax purposes, is considered allocated to the profits reserve described above, will be qualified as a non-cash dividend, which constitutes a taxable income of the shareholders (Article 47, paragraphs 1 and 6, Article 89, paragraphs 1 and 4 of D.P.R. (Presidential Decree) No. 917 of 22 December 1986). Such portion of the normal value of the Pirelli RE shares (which may be estimated, based on the share prices of Pirelli RE shares as of the date of this Report, as equal to approximately 19% of their normal value), will therefore be subject to taxation according to the ordinary tax rules in force at the moment of assignment and that will depend on the tax status of the individual, the tax rules of the country of residence and other specific attributes of the individual shareholders.
For these reasons, Shareholders are invited to verify with their consultants the tax treatment that will be applicable to them.

As to the remaining portion of the normal value of the Pirelli RE shares, corresponding to the reduction of the share capital of Pirelli & C. that for tax purposes is considered allocated to share capital (which may be estimated, based on the share prices of Pirelli RE shares as of the date of this Report, as equal to approximately 81% of their normal value), the assignment of the Pirelli RE shares to the Pirelli & C. shareholders does not constitute profit from a tax perspective, always provided that the fiscal cost of each Pirelli & C. share is higher than the normal value of the Pirelli RE shares received in assignment according to the assignment ratio (Article 47, paragraph 5, D.P.R. (Presidential Decree) No. 917 of 22 December 1986). In the latter case, therefore, this portion of the normal value of the Pirelli RE shares would reduce by an equal amount the fiscally recognised cost of the stake owned by each of the Pirelli & C. shareholders.

7.           PROPOSED RESOLUTIONS

On the basis of the above, the Board of Directors submits the following proposals of resolution for your approval:

The Extraordinary Shareholders’ Meeting of Pirelli & C. S.p.A.:

-	having examined the explanatory report of the Board of Directors;

-	subject to the effectiveness of the resolutions referred to in the first and second items of the agenda of this Extraordinary Shareholders’ Meeting;

-
having noted that the official market price of Pirelli & C. Real Estate S.p.A. shares as of [●] July 2010 [on the open stock exchange day preceding the date of the Extraordinary Shareholders’ Meeting] is equal to Euro [●]

RESOLVES

1)
to amend Article 5 of the By-laws, by introducing the following fifth paragraph at the end: “5.5 If resolved by the Shareholders’ Meeting, the share capital may be reduced also by assignment of non-cash assets to the shareholders”;

2)
to reduce, pursuant to Article 2445 of the Civil Code, the share capital by an amount equal to Euro [●] [amount to be determined at the date of the Extraordinary Shareholders’ Meeting as equal to the value of the Pirelli RE stake to be assigned, determined by multiplying the number of Pirelli RE shares to be assigned by their [official] trading price on the day preceding the day of the Shareholders’ Meeting, and in any event, not higher than Euro 329,620,911.48, and hence between Euro 1,556,692,862.67 and Euro  [●], without cancellation of the relevant shares and with the proportional assignment to the ordinary and savings shareholders of a total of 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. owned by the Company, and thus with assignment, taking into account the subsequent effects on their ownership of 8,359,269 treasury shares:

-	to each ordinary and/or savings shareholder of Pirelli & C., 1 ordinary Pirelli & C. Real Estate S.p.A. share for each ordinary and/or savings share of Pirelli & C. S.p.A. held;

3)
to acknowledge that, pursuant to Article 2445, paragraph 3 of the Italian Civil Code, the resolution to reduce the share capital may only be executed by the Board of Directors ninety days after the registration of this resolution in the Companies’ Register, unless the circumstances specified in Article 2445 paragraph 4 of the Civil Code occur.

4)	to amend accordingly Article 5 of the By-laws, by introducing the following sixth paragraph at the end:

Article
Current Text	Proposed Text
5.1 The Company shall have a subscribed and paid-in share capital of EUR 1,556,692,862,67 (onebillionfivehundredandfiftysixmillions-sixhundredandninetytwothousandsheighthundredsixtytwopointsixtyseven) divided into no. 487,991,493 (fourhundredeightysevenmillionninehundredninetyonethousandfourhundredninetythree) shares without par value consisting of 475,740,182  (fourhundredseventyfivemillionsevenhundredfortythousandonehundredeighty) ordinary shares and 12,251,311 (twelvemilliontwohundredfiftyonethousandthreehundredeleven) savings shares

5.1 The Company shall have a subscribed and paid-in share capital of EUR 1,556,692,862,67 (onebillionfivehundredandfiftysixmillions-sixhundredandninetytwothousandsheighthundredsixtytwopointsixtyseven) divided into no. 487,991,493 (fourhundredeightysevenmillionninehundredninetyonethousandfourhundredninetythree) shares without par value consisting of 475,740,182  (fourhundredseventyfivemillionsevenhundredfortythousandonehundredeighty) ordinary shares and 12,251,311 (twelvemilliontwohundredfiftyonethousandthreehundredeleven) savings shares

5.2 In resolutions to increase the share capital by issuing shares against payment, pre- emption rights may be excluded for up to a maximum of ten percent of the previously existing capital, provided that the issue price corresponds to the market value of the shares and that this is confirmed in a specific report prepared by the firm appointed to audit the accounts.
5.3 If so resolved by the shareholders’ meeting, the share capital may also be increased by means of contributions in kind or of receivables.

5.4 By resolution of the extraordinary shareholders’ meeting held on May 7, 2003, the directors were authorised to issue, on one or more occasions within April 30, 2008, up to a maximum of 100,000,000 (one hundred million) ordinary shares, to be allocated to executive managers and cadres employed by the Company, by its subsidiaries and by the subsidiaries of the latter, in Italy and abroad, in compliance with article 2441, paragraph 8, of the Italian Civil Code and article 134 of Legislative Decree no. 58/1998. On February 25, 2005 the Board of Directors resolved, in partial implementation of the authorisation granted to it by the extraordinary shareholders' meeting held on May 7, 2003, to increase the share capital by a maximum nominal amount of EUR 15,725,496.50, re-determined as 15,725,494.18 after the reverse stock split in a ratio of 1 new share for every 11 ordinary or savings shares held, resolved by the extraordinary shareholders meeting held on July [●] 2010, by issuing, always taking account of said reverse stock split, up to 4,929,622 ordinary shares without nominal value, at a price of EUR 10.956 per share, inclusive of a EUR 7.766 share premium and EUR 3.19 to impute to capital, to be reserved for subscription by executive managers and cadres employed by the Company, by its subsidiaries and by the latter’s subsidiaries, in Italy and abroad.

5.2 In resolutions to increase the share capital by issuing shares against payment, pre- emption rights may be excluded for up to a maximum of ten percent of the previously existing capital, provided that the issue price corresponds to the market value of the shares and that this is confirmed in a specific report prepared by the firm appointed to audit the accounts.
5.3 If so resolved by the shareholders’ meeting, the share capital may also be increased by means of contributions in kind or of receivables.

5.4 By resolution of the extraordinary shareholders’ meeting held on May 7, 2003, the directors were authorised to issue, on one or more occasions within April 30, 2008, up to a maximum of 100,000,000 (one hundred million) ordinary shares, to be allocated to executive managers and cadres employed by the Company, by its subsidiaries and by the subsidiaries of the latter, in Italy and abroad, in compliance with article 2441, paragraph 8, of the Italian Civil Code and article 134 of Legislative Decree no. 58/1998. On February 25, 2005 the Board of Directors resolved, in partial implementation of the authorisation granted to it by the extraordinary shareholders' meeting held on May 7, 2003, to increase the share capital by a maximum nominal amount of EUR 15,725,496.50, re-determined as EUR 15,725,494,.18 after the reverse stock split in a ratio of 1 new share for every 11 ordinary or savings shares held, resolved by the extraordinary shareholders meeting held on July [●] 2010, and further re-determined as EUR [●] after the transaction to reduce the share capital resolved by the same extraordinary shareholders meeting, always taking account of said reverse stock split and of said reduction of capital, by issuing a maximum of [●] ordinary shares without par value, at a price of EUR [●] per share, inclusive of a EUR [●] share premium and EUR [●] to impute to capital, to be reserved for subscription by executive managers and cadres employed by the Company, by its subsidiaries and by the latter’s subsidiaries, in Italy and abroad.

5.5 If resolved by the Shareholders’ Meeting, the share capital may be reduced also by assignment of non-cash assets to the shareholders.

5.6 By resolution of the Extraordinary Shareholders’ Meeting of [●] July 2010, a voluntary reduction of the share capital from EUR 1,556,692,862.67 to EUR [●] has been approved to be executed through the assignment of 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. held by the company to the ordinary and savings shareholders; said reduction to be carried out in compliance with Article 2445, paragraph 3 of the Italian Civil Code.

(*) Resulting text in case the proposed resolution concerning the first and second items on the agenda are approved.

5)
to grant the Board of Directors – and the Chairman and the Deputy Chairman on its behalf, separately – any and all the powers necessary to implement the above resolutions, to accomplish all acts and/or formalities necessary to ensure that said resolutions are entered in the Companies’ Register, by accepting and introducing any formal and non-substantial amendments, supplements or deletions that may be required by the competent Authorities, to agree with the competent authorities  on the timing and the procedures for the assignment of the shares of Pirelli & C. Real Estate S.p.A. to the shareholders of the Company, and to proceed, once  the reduction of the share capital has been carried out, to re-determine the amounts owned to the shareholders based on the official trading price of Pirelli & C. Real Estate S.p.A. shares recorded on the date of assignment of the Pirelli & C. Real Estate S.p.A. shares to the shareholders, and to update the figures contained in Article 5 of the Company’s By-laws further to the new determination of the amount of the share capital”.

The Board of Directors

Milan, 4 May 2010

DECLARATION OF THE MANAGER CHARGED WITH PREPARING THE COMPANY’S FINANCIAL REPORTS

The undersigned Francesco Tanzi, Chief Financial Department and Manager responsible for preparing the company’s financial reports of Pirelli & C. S.p.A., with registered office in Viale Piero e Alberto Pirelli, 25, Milan, share capital of Euro 1,556,692,865.28, fully paid-in, tax code, VAT number and Milan Companies’ Register number 00860340157.

declares

pursuant to Article 154-bis, paragraph 2 of Legislative Decree No. 58 of 24 February 1998 that the financial reports Pirelli & C. S.p.A. contained in this Explanatory report of the Directors are consistent with documentary results, books and account records of the company.

Francesco Tanzi
Manager responsible for preparing the company’s financial reports